UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Zomedica Pharmaceuticals Corp.

(Name of Issuer)

Common Stock without par value

(Title of Class of Securities)

98979F107

(CUSIP Number)

230 Huronview Blvd., Ann Arbor, Michigan 48103

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. X☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979F107	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equidebt LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC (Working Capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company

	7.	SOLE VOTING POWER 8,845,913
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 8,845,913
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,845,913
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.19%
14.	TYPE OF REPORTING PERSON (see instructions) OO (limited liability company)

CUSIP No. 98979F107	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wickfield Properties, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company

	7.	SOLE VOTING POWER 47,866
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 47,866
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,866
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON (see instructions) OO (limited liability company)

CUSIP No. 98979F107	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakeview Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company

	7.	SOLE VOTING POWER 37, 195
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 37, 195
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,195
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14.	TYPE OF REPORTING PERSON (see instructions) OO (limited liability company)

CUSIP No. 98979F107	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bradley J. Hayosh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF(Personal Funds) and WC (Working Capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7.	SOLE VOTING POWER 173, 495
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 9,045,748
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 210,690
PERSON WITH	10.	SHARED DISPOSITIVE POWER 8,923,965

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,134,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46%
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

CUSIP No. 98979F107	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey S. Starman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF(Personal Funds) and WC (Working Capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 9,287,869
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 9,287,869

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,287,869
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.60%
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

CUSIP No. 98979F107	13D	Page 7 of 11 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of Zomedica Pharmaceuticals Corp., an Alberta, Canada corporation (the "Issuer"). The address of the principal executive officers of the Issuer is 100 Phoenix Drive, Suite 190, Ann Arbor, Michigan 48108.

Item 2.  Identity and Background.

(a)	Names of Persons Filing:

This Schedule 13D is filed by Equidebt LLC; Wickfield Properties LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons"). Each of the Reporting Persons is party to the certain Joint Filing Agreement, as further described in Item 6.

Equidebt LLC, a Michigan limited liability company

Wickfield Properties, LLC, a Michigan limited liability company

Lakeview Asset Management, LLC, a Michigan limited liability company

Bradley J. Hayosh, an individual

Jeffrey S. Starman, an individual

(b)	Residence or business address:

Address of all Reporting Persons: 320 Huronview Blvd., Ann Arbor, Michigan 48103

(c)	Present principal occupation or employment:

Bradley J. Hayosh is a real estate investor and developer employed by Wickfield Properties LLC.

Jeffrey S. Starman is a real estate investor and developer employed by Wickfield Properties LLC.

(d)	During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five (5) years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Equidebt LLC, a Michigan limited liability company

Wickfield Properties, LLC, a Michigan limited liability company

Lakeview Asset Management, LLC, a Michigan limited liability company

Bradley J. Hayosh is a citizen of the United States.

Jeffrey S. Starman is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described below and filed as an exhibit to this statement. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 9,491,550 shares or 8.79% of the Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

The source of funds is personal funds and working capital. The amount of funds used to purchase the 9,491,550 shares was approximately US$13,097,000. The funds were not borrowed except for a portion of the shares owned by Helen Starman which are held in a margin account.

CUSIP No. 98979F107	13D	Page 8 of 11 Pages

Item 4.  Purpose of Transaction.

The purpose for which the Shares were acquired by the Reporting Persons is for investment. Depending upon market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Shares or related securities that such Reporting Persons now beneficially own or may hereafter acquire and/or may enter into transactions that increase or hedge one or more Reporting Person's economic exposure to the Shares without affecting such Reporting Person's beneficial ownership.

In the ordinary course of evaluating their investment, representatives of the Reporting Persons may also from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management or board of directors of the Issuer. The Reporting Persons have had and may continue to have discussions with other shareholders of the Issuer and may have discussions with the Issuer’s management and board of directors, potential acquirers and financing sources and other third parties relating to the Issuer’s business, operations, strategy, strategic alternatives for and relative valuations of the Issuer, including, but not limited to, in relation to the sale of its business or some or all of its assets, capital structure and capital raising alternatives, governance, current and future board and management team composition, future plans and related matters. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital structure, dividend policy, strategy and plans of the Issuer as a means of enhancing stockholder value or may change their intention with respect to any and all matters referred to in Item 4. In addition, the Reporting Persons may consider making an additional investment by purchasing equity securities from the Issuer and/or loaning funds to the Issuer, and, if such additional investment is made, that investment may include a requirement that the investors participating in such investment be granted board representation and such other rights as the parties may agree to.

The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D. Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any current plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 98979F107	13D	Page 9 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)   As of the date of this filing, the Reporting Persons may be deemed to beneficially own 9,491,550 shares (the "Shares"), or 8.79% of the outstanding Common Stock of the Issuer. The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 108,038,398 shares of Common Stock outstanding as of November 12, 2019, which is the total number of shares of Common Stock outstanding as disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

(b)   The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Bradley J. Hayosh and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.

Bradley J. Hayosh and Jeffrey S. Starman are also Managers of Wickfield Properties, LLC and exercise shared voting and shared dispositive power over the shares held by Wickfield Properties, LLC and may be deemed to own beneficially the shares held by Wickfield Properties because, acting jointly in their capacity as Managers, they can cause Wickfield Properties, LLC to make decisions regarding voting and disposition of shares.

Bradley J. Hayosh and JH5 Family LLC each own a 50% membership interest in Lakeview Asset Management LLC. Bradley J. Hayosh has sole dispositive power over the shares held by Lakeview Asset Management, and Jeffrey S. Starman owns a 39.5% interest in Lakeview Asset Management member JH5 Family LLC. Bradley J. Hayosh and Jeffrey S. Starman may be deemed to own beneficially the shares held by Lakeview Asset Management because, acting jointly in their capacity as Members, they can cause Lakeview Asset Management LLC to make decisions regarding voting and disposition of shares.

Bradley J. Hayosh owns 173,495 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

Michelle Hayosh owns 30,186 shares of the Issuer and Bradley J. Hayosh may be deemed to have shared voting power and dispositive power over those shares.

Helen Starman owns 346,495 shares of the Issuer and Jeffrey S. Starman may be deemed to have shared voting power and shared dispositive power over those shares.

Starman Children Trust owns 10,400 shares of the Issuer and Jeffrey S. Starman may be deemed to have shared voting power and shared dispositive power over those shares.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c)   No transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)    To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)   Not applicable.

CUSIP No. 98979F107	13D	Page 10 of 11 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement

Exhibit B	Authorization

CUSIP No. 98979F107	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

EQUIDEBT LLC

Dated: January 23, 2020	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

Dated: January 23, 2020	By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

WICKFIELD PROPERTIES, LLC

Dated: January 23, 2020	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

Dated: January 23, 2020	By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

LAKEVIEW ASSET MANAGEMENT LLC

Dated: January 23, 2020	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Member

Dated: January 23, 2020	By	/s/ Jeffrey S. Starman
JH5 Family LLC, Member
By Jeffrey S. Starman

/s/ Bradley J. Hayosh
Dated: January 23, 2020	Bradley J. Hayosh, individually

/s/ Jeffrey S. Starman
Dated: January 23, 2020	Jeffrey S. Starman, individually